767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 2, 2018

VIA EDGAR TRANSMISSION

Irene Paik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                            Elanco Animal Health Incorporated
Registration Statement on Form S-1
Filed August 2, 2018
CIK No. 0001739104

Dear Ms. Paik:

On behalf of our client, Elanco Animal Health Incorporated, an Indiana corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Company, dated July 13, 2018. In connection with such responses, we are filing, electronically via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001739104).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Draft Registration Statement Amendment on Form S-1 Submitted June 29, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 80

1.                                      We note your response to our prior comment six and the updated disclosure on page 80. Please also disclose in the filing the fact that you intend to indefinitely reinvest foreign earnings for continued used in your foreign operations, as disclosed on page F-28.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 84.

Note 2 - Summary of Significant Accounting Policies, page F-9

2.              We note your response to prior comment nine and the updated critical accounting policy disclosure on page 84. Please also include the roll forward of the revenue incentives liability in the notes to the financial statements, similar to what you provided in your response.

Response: In response to the Staff’s comment, the Company has included disclosure similar to what it provided in its response to prior comment nine in Note 2: Revenue to its unaudited interim financial statements for the six months ended June 30, 2018 beginning on page F-47. The Company believes this is the appropriate placement because the Company adopted ASC 606, which introduced the concept of variable consideration, beginning January 1, 2018.  The Company will also include the disclosure in its footnotes in Form 10-K for the year ended December 31, 2018, in compliance with ASC 606.

Note 4 — Acquisitions, page F-12

3.              We note your response to prior comment ten and the updated disclosure on page F-14. Please revise to present your purchase price allocation based on the total consideration transferred instead of total cash paid.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-14.

Note 15 - Geographic and Product Information, page F-37

4.              We note your response to prior comment twelve. Please revise to provide disclosure, consistent with your response and pursuant to the guidance in ASC 280-10-50-21a that:

•                  Discusses why you operate in one segment and use consolidated information to manage your operations; and

•                  Discusses how your chief operating decision maker uses consolidated information to assess performance and allocate resources.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-37.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Michael-Bryant Hicks
General Counsel
Elanco Animal Health Incorporated

Patrick O’Brien
Paul Kinsella
Ropes & Gray LLP